September 3, 2009

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Washington, DC 20549

Re:	BNC Bancorp

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-K for Fiscal Year Ended December 31, 2009

File No. 000-50128

Dear Mr. Windsor:

This letter is in response to your inquiry concerning our response to your comment number 11 in your letter dated July 14, 2009. The comment is repeated in its entirety followed by our revised response.

Form 10-K for Fiscal Year Ended December 31, 2008

Note E – Derivative Instruments, page 10

11.	We note that you have designated an interest rate swap as a cash flow hedge of your money market deposit accounts under SFAS 133. To help us better understand your accounting treatment; please provide us with the following additional information regarding this hedge:

•	tell us whether your hedged money market deposit accounts have a fixed term to maturity or if they can be withdrawn at anytime; and

•	explain how you determined that this relationship qualified for hedge accounting under paragraph 29(h) of SFAS 133. Refer to Derivatives Implementation Guidance Issues G-19 and G-26.

The hedged money market deposit accounts have a fixed term to a specified maturity date. The hedged items are a set of uncertain monthly interest cash flows. These cash flows are interest payments on the funding sources that are paid monthly, reflecting daily interest rate resets. (Note that using the daily average on a prescribed notional balance is deemed to qualify as an acceptable.) All of the cash flows qualifying as hedged items will relate to interest payments pertaining to accrual periods that coincide with calendar months.

831 JULIAN AVENUE — P.O. BOX 1148 — THOMASVILLE, NORTH CAROLINA 27361-1148 — (336) 476-9200

Mr. Christian Windsor

September 3, 2009

The derivative is being used to offset the risk of variable cash flows on the designated hedged item when the interest rate applicable to the designated outstanding balance exceeds 0.80%.

At the inception of the hedge, and until further notice, the source of the hedged item’s cash flow will be the Bank’s Insured Network Deposits Floating-Rate Deposit Program. However, the Bank may substitute another funding source, as long as the criteria stipulated in the documentation continues to be satisfied. Any substitutions will be reflected in the spread sheet that supports this documentation. The Company believes the designated cash flows to be probable of occurring on the basis of its existing and planned operations, and the expectation that if the Company would commit to maintaining an exposure to variable rate funding with the feature of overnight interest rate resetting.

Derivative Implementation Guidance (“DIG”) Issue G-19 refers to hedging the benchmark rate with a rollover strategy of fixed rate funding. The Company has defined the risk being hedged as the risk of cash flows arising from the total funding costs being above 0.80%. Thus, the content relating to this issue is not relevant to our situation. That is, the Company has asserted that we are hedging the entire cash flow effects (for cash flows deriving from funding costs in excess of 0.80%), as opposed to benchmark rate effect.

In contrast, DIG Issue G-26 does apply. In that issue, the response to question 1 states,”... an entity may hedge the variability in cash flows (for example, in auction rate notes) pursuant to paragraph 29(h)(l) of Statement 133 by designating the hedged risk as the risk of overall changes in cash flows.” In our situation, however, we are using an option-type derivative, which offers asymmetric protection only for cash flows that result from the funding rate being over 0.80%. It’s because of this asymmetric objective of hedging the full cash flows but only when the funding rate exceeds the 0.80% that DIG Issue G-20 becomes relevant and appropriate.

The Company validates its expectation that the hedge will be highly effective by demonstrating the respective variable rates underlying the debt that fosters the designated hedged item and the hedging derivative are highly correlated. We use regression analysis for this purpose. This regression is performed by assessing the correlation between the two series of daily observations – one relating to rate underlying the hedged item and the other relating to the rate underlying the hedging instrument. These two time series will reflect any difference. if any such difference (i.e., timing, rounding conventions, differentials, etc.) arises – between the two associated rate observations. Since the derivative and funding rely on the same index, with identical market conventions, the two interest rate settings are identical such that the regression would be moot, in that its results would be predetermined.

Mr. Christian Windsor

September 3, 2009

FAS 133 never dictates whether specific derivatives may or may not serve as hedging derivatives in hedging relationships. Rather, any derivative may serve as a hedging derivative as long as it can satisfy the prospective and retrospective tests stipulated in the hedge documentation. The logic that justified our approach is simply that we had anticipated that, over the life of the hedge, the actual results generated by the synthetic cap would be sufficiently close to the hypothetical cap, thereby justifying the expectation of high effectiveness. Moreover, our procedures specifically measure ineffectiveness by comparing the cumulative results of the synthetic cap with those of the hypothetical swap, following the DIG Issue G-20 dictates.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you need any additional information, please let me know.

Sincerely,

W. Swope Montgomery, Jr.

President and Chief Executive Officer